Luckin Coffee Inc.

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China

September 27, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Ms. Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Luckin Coffee Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-38896

Dear Ms. Gowetski and Ms. Thompson:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Annual Report.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 163

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

With respect to the submission made under paragraph (a) of Item 16I, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders (including among others, the Schedule 13G/A filed by Joy Capital II, L.P. and other filers on February 14, 2023, and the Schedule 13D/A filed by Lucky Cup Holdings Limited and other filers on March 11, 2022, which reports Centurium Capital’s beneficial ownership of the Company’s equity securities). Specifically, based on the review of such documents, Centurium Capital, our controlling shareholder, was the only principal shareholder as of February 28, 2023 as disclosed in the 2022 Annual Report. As of February 28, 2023, Centurium Capital beneficially owns approximately 32.7% of the Company’s total outstanding shares and 55.7 % of the voting power of all of our Ordinary Shares and Senior Preferred Shares as a single class. Based on the review of its public disclosures, Centurium Capital is a leading private equity investment firm in China and is not owned or controlled by a foreign governmental entity.

The Company believes the review of its register of members and the public filings formed a reasonable basis for the Company to reach the conclusion that it is not controlled by a foreign governmental entity, and it did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (a) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(2) of Item 16I

With respect to the percentage of shares of the Company owned by governmental entities, the Company respectfully submits that it relied on a review of its register of members and public filings by its shareholders. Based on a review of its register of members in relation to the 2022 Annual Report preparation and to the Company’s knowledge, none of the shareholders on record was a governmental entity in the jurisdiction in which the Company (including its principal subsidiaries and the VIE) is incorporated as disclosed in the 2022 Annual Report (i.e. British Virgin Islands, Cayman Islands, Singapore, Hong Kong or mainland China/the PRC) (the “Relevant Jurisdictions”). As it would present undue hardship for the Company to verify the background of each holder of its American depositary shares (“ADS”) or ordinary shares that do not appear on its register of members due to (a) the large number of such holders, (b) the fluidity of their beneficiary ownership and (c) the fact that the Company’s equity securities are publicly traded on the OTC Market, the Company relied on public filings made by the Company’s shareholders with the SEC (i.e. Schedule 13G, Schedule 13G/A and Schedule 13D or Schedule 13D/A). Based on such public filings, none of the Company’s shareholders are governmental entities. Although such public filings may only reveal the identity of beneficial owners that currently or historically held 5% or more of a class of the Company’s shares or insiders of the Company, no other facts came to the Company’s attention indicates that any specific holders of ADS or ordinary shares of the Company is a governmental entity in the Relevant Jurisdictions.

With respect to the percentage of shares of each of the Company’s consolidated foreign operating entities, the Company respectfully submits that it relied on a review of the register of members of each such consolidated foreign operating entities and consolidated intermediary holding companies. Except for the VIE, each of such consolidated foreign operating entities is directly wholly-owned by its respective shareholder, which is also a consolidated foreign operating entity and directly or indirectly wholly-owned by the Company. With respect to the VIE of the Company, Beijing Luckin Coffee Technology Ltd., Mr. Jinyi Guo, the Company’s Chairman and CEO, and Mr. Gang Wu, the Company’s Senior Vice President, are nominal shareholders of the VIE, holding 83.33% and 16.67% of the equity interest, respectively.

The Company respectfully submits that it believes the above formed a reasonable basis for it to reach the conclusion that, to its best knowledge, none of the shares of the Company or its consolidated foreign operating entities are owned by governmental entities in the Relevant Jurisdictions. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(2) of Item 16I in the 2022 Annual Report.

Disclosure under paragraph (b)(3) of Item 16I

Based on the documents reviewed and reasons as explained above, the Company reached the conclusion that, to its best knowledge, governmental entities in the applicable foreign jurisdiction with respect to the Company’s registered public accounting firm do not have a controlling financial interest in the Company or any of its consolidated foreign operating entities. In addition, based on the documents reviewed and reasons as explained above, the Company confirms that, to its best knowledge, governmental entities in the Relevant Jurisdictions do not have a controlling financial interest in the Company or any of its consolidated foreign operating entities. The Company did not rely on additional materials, including any legal opinions or third-party certifications such as affidavits, as the basis for its conclusion under paragraph (b)(3) of Item 16I in the 2022 Annual Report.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that to determine whether any director of (a) Luckin Coffee Inc. and (b) each of its consolidated foreign operating entities, including the VIE of the Company (each a “Director”, collectively “Directors”) is an official of the Chinese Communist Party, it has inquired each of the Directors of Luckin Coffee Inc. through questionnaires filled in connection with its 2022 Annual Report preparation, and obtained written confirmations from the Directors of the Company’s consolidated foreign operating entities or relevant personnel of the Company’s consolidated foreign operating entities who are familiar with the matter. Based on such scope of review, the determination was made that none of the Directors was an official of the Chinese Communist Party. The Company did not rely on third party certifications such as affidavits as the basis for its disclosure.

3.	We note your disclosure pursuant to Item 16I(b)(3) addresses ownership or control by governmental entities in “the applicable foreign jurisdiction with respect to our registered public accounting firm.” However, we note your definition of China or PRC on p. ii of your Form 20-F distinguishes between mainland China and Hong Kong. Please supplementally tell us the ownership or control by governmental entities in mainland China as well as Hong Kong.

The Company respectfully directs the Staff to its responses to the Comment No.1 under the headings “Disclosure under paragraph (b)(2) of Item 16I” and “Disclosure under paragraph (b)(3) of Item 16I.”

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company supplementally confirms, without qualification, the effective memorandum and articles of association of Luckin Coffee Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities do not contain wording derived from the charter of the Chinese Communist Party.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Luckin Coffee Inc.

Date: September 27, 2023

	By:	/s/ Jing An
		Name:	Jing An
		Title:	Chief Financial Officer

cc: Li He, Davis Polk & Wardwell